

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

September 25, 2009

Via U.S. mail and facsimile

Mr. Todd R. Moore
Executive Vice President, General Counsel and Secretary
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

> **Re: NCI Building Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 23, 2009**
> **File No. 333-161842**
>
> **Amendment No. 1 to Schedule TO**
> **Filed September 23, 2009**
> **File No. 005-43166**

Dear Mr. Moore:

    We have reviewed your amended filings and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note your responses to comments four and 31 in our letter dated September 18, 2009. Please be advised that we are still reviewing your responses and may have additional comments upon the completion of our review.

Questions and Answers about the Restructuring, page 1

Who is eligible to vote for the prepackaged plan, page 9

2. We note your response to comment 13 in our letter dated September 18, 2009; however, we reissue that part of our comment asking you to describe the consequence

that only impaired creditors will have the right to object to the plan. Please revise or advise us.

What vote is needed to confirm the prepackaged plan, page 9

3. We note your response to comment 14 in our letter dated September 18, 2009 and your statement that dilution does not impair the rights of common stockholders because your restated certificate of incorporation permits dilution. Please revise to quantify the dilutive effect to common stockholders and address why you believe that the dilution does not affect the voting rights of the common stockholders. Please also revise to clarify in the Q&A section that a bankruptcy court may disagree with your classification of claims and that a claim or interest holder may challenge the classification.

Opinion of Greenhill Relating to the CD&R Investment, page 62

4. We note your response to comment 19 in our letter dated September 18, 2009 and reissue this comment with respect to your board of directors. Refer to section II.D.1. of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

The Exchange Offer, page 135

Extensions; Amendments, page 136

5. We note your response to comment 22 in our letter dated September 18, 2009; however, we reissue our comment and request that you confirm your understanding that five business days remain in the offer after either the CD&R or ABL financing condition has been waived or satisfied, and that the Schedule TO must be appropriately amended to disclose the material change. Because financing for your offer is not assured and is a condition to the offer, actually obtaining financing is a material change to the offer and investors should have adequate time to consider the information and make an investment decision once financing is finalized.

Conditions to Completion of the Exchange Offer, page 142

6. We note your response to comment 24 in our letter dated September 18, 2009. Please revise your reference to "prior to the time the convertible notes are accepted for exchange," since all conditions other than necessary regulatory approvals must be satisfied or waived prior to expiration of the offer, rather than acceptance.

Summary of Classification and Treatment of Claims and Equity Interest, page 145

7. We note your response to comment 26 in our letter dated September 18, 2009; however, we reissue in part our comment asking you to quantify the estimated

allowed amount for each class. We note that you have already estimated the projected recovery percentages. You may consider including footnote disclosure explaining that the estimates may vary depending on the claims actually asserted and any other contingencies to the calculations.

8. Please revise to clarify which entity is "NCIBS." In addition, please describe the type of claims included in Classes 1 and 2.

Material U.S. Federal Income Tax Considerations, page 201

9. We note your response to comments 33 and 34 in our letter dated September 18, 2009 and have the following comments:

- Please explain why counsel does not opine as to the tax consequences set forth under "Market Discount" and "Accrued and Unpaid Interest" on page 203.

- Please be advised that qualifiers discussing the tax consequences that will "generally" occur should be deleted. Please revise accordingly.

Item 22. Undertakings, page II-5

10. We note your response to comment 37 in our letter dated September 18, 2009. Please also provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

11. We note the undertaking set forth in paragraph 6. Please advise us as to the basis for including it, as the offering does not appear to be a transaction contemplated by Rule 145(a) under the Securities Act.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 or in his absence, Peggy Kim, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3411 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Mark Gordon
        Mr. David K. Lam
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019

        Mr. James H.M. Sprayregen
        Mr. Paul M. Basta
        Mr. Christopher J. Marcus
        Kirkland & Ellis LLP
        601 Lexington Avenue
        New York, NY 10022